EXHIBIT 99.1

Northern Dynasty: Files Motion to Modify its EPA Veto Complaint

by Adding New Claims Against the US Army Corps of Engineers

June 10, 2024 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") and 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) have filed a motion for leave to file an amended complaint in the federal district court in Alaska to reverse the U.S. Army Corps (“USACE”) decision to deny the project a permit.

Ron Thiessen, President and CEO of Northern Dynasty, said “It is important to understand that this is not a new lawsuit. It is simply an amendment of the complaint we filed against the Environmental Protection Agency (“EPA”) by adding the USACE as another defendant. We think this substantially strengthens the existing case by focusing directly on the permit denial which was an underlying reason for the EPA veto.”

On March 15, 2024, Northern Dynasty and PLP filed an action in federal district court in Alaska seeking to overturn EPA’s veto of the Pebble Project. On June 7, 2024, both parties filed a motion to add the USACE as a defendant to that case, and to amend the complaint to claim that the denial of the Pebble permit was unlawful as clearly set out in the USACE Remand Order. And the EPA preemptive veto is based on the fabrications of the permit denial, again, as highlighted in the Remand Order.

On November 25, 2020, the USACE denied the Pebble Partnership’s permit application that would have allowed it to move forward with the proposed mine development project. PLP filed an administrative appeal of that denial. In April 2023, the matter was remanded to the Anchorage office of the USACE requiring that it reconsider the permit denial due to a number of significant errors in the original denial. On April 15, 2024, the USACE refused to reconsider the denial as ordered by the Administrative Appeal Hearing Officer (“the hearing officer”), stating it had done so because the project had been vetoed by EPA.

Mr. Thiessen said, “We believe the EPA veto and the USACE permit denial were both undertaken entirely for political reasons and are contrary to the factual record, especially USACE's own environmental analysis, the Final Environmental Impact Statement (“FEIS”), which only supports granting a permit and does not support issuing a veto. We believe both decisions will be reversed by the court, which relies on the factual record to make decisions.”

The Pebble Partnership’s amended complaint claims that the USACE must complete the reconsideration of its permit denial as ordered by the hearing officer. In addition, the complaint alleges that the permit denial was unlawful because it reached conclusions contrary to the those determined and described in detail in the FEIS, including that the project might damage the Bristol Bay fishery when USACE's scientific review set forth in the FEIS had found just the opposite, and that there was risk of a catastrophic failure of the tailings facility when the FEIS concluded the opposite.

Mr. Thiessen continued, “These are only two examples of more than a dozen conclusions that are contradicted by the record in this matter including, at its core, the FEIS and the environmental analysis that the government itself facilitated.  In fact, the hearing officer remanded the permit denial to the Anchorage Office because of these exact errors. The real absurdity of the government’s position is the closed loop, circular logic, where the EPA relies on fabrications of the USACE, which have been shown to be erroneous and unsubstantiated, while the veto action of the EPA is now being used as an excuse by the USACE not to go back and fix those factually unsupported assertions. We reiterate that these decisions were politically motivated. We look forward to the litigation putting the permitting process back on course.”

Mr. Thiessen concluded, “The permitting process (primarily the Environmental Policy Act and related laws and regulations) is designed to help regulators make better decisions by removing politics and emotion, instead considering the findings of the extensive environmental studies and engineering work (science and facts) required in the process. When they choose to ignore these laws, regulations, studies and engineering works, we, as a mining industry, need to use the courts to right those wrongs. Although it is unfortunate that permitting in America too often requires litigation, that’s what happens when the government agencies stop being unbiased regulators and instead act as advocates for special interest groups.”

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About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, including the legal action described above, development and production for the Pebble Project are forward-looking statements. Such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits or regarding the ability of NDM to develop the Pebble Projects in light of the EPA’s Final Determination and the USACE’s actions described above.

NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s Annual Information Form for the year ended December 31, 2023, as filed on SEDAR plus and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2023 as filed on SEDAR plus and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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